                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                              CSS INDUSTRIES, INC.
                     -------------------------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
                     -------------------------------------
                         (Title of Class of Securities)

                                   178666 10 3
                     -------------------------------------
                                 (CUSIP Number)

                                Alan Singer, Esq.
                           Morgan, Lewis & Bockius LLP
                               1701 Market Street
                           Philadelphia, PA 19103-2921
                                 (215) 963-5224
          ------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 8, 2004
                     -------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box | |

Note: Schedules filed in paper format shall include a signed original and two copies of the Schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                              (Page 1 of 13 Pages)

CUSIP No. 178666 10 3            SCHEDULE 13D               Page 2 of 13 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                Ellen B. Kurtzman
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
           OO
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       2,352,780 Shares
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       505,267 Shares
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       2,352,780 Shares
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       505,267 Shares
_______________|_____|_________________________________________________________

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,858,047 Shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [X]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          23.9%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
          IN
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 178666 10 3            SCHEDULE 13D               Page 3 of 13 Pages
_______________________________________________________________________________

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                Delv, L.P.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
           OO
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       750,000 Shares
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0 Shares
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       750,000 Shares
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0 Shares
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          750,000 Shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.3%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
          PN
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 178666 10 3            SCHEDULE 13D               Page 4 of 13 Pages
_______________________________________________________________________________

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                Trust FBO Ellen B. Kurtzman under the 2002 Farber Children's Trusts dated December 12, 2002
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
           OO
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       0 Shares
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       750,000 Shares
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       0 Shares
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       750,000 Shares
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          750,000 Shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.3%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
          OO
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 178666 10 3            SCHEDULE 13D               Page 5 of 13 Pages
_______________________________________________________________________________

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                Trust FBO David M. Farber under the 2002 Farber Children's Trusts dated December 12, 2002
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
           OO
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       0 Shares
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       750,000 Shares
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       0 Shares
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       750,000 Shares
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          750,000 Shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.3%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
          OO
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 178666 10 3            SCHEDULE 13D               Page 6 of 13 Pages
_______________________________________________________________________________

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             The Jack Farber 2003 Irrevocable Trust dated December 15, 2003
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
           OO
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       865,151 Shares
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0 Shares
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       865,151 Shares
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0 Shares
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          865,151 Shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.2%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
          OO
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 178666 10 3            SCHEDULE 13D               Page 7 of 13 Pages
_______________________________________________________________________________

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             The Vivian Farber 2003 Irrevocable Trust dated December 15, 2003
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
           OO
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       351,042 Shares
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0 Shares
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       351,042 Shares
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0 Shares
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          351,042 Shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.9%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
          OO
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 178666 10 3            SCHEDULE 13D               Page 8 of 13 Pages
_______________________________________________________________________________

                  This Amendment No. 3 amends the Schedule 13D, as previously amended, filed by Ellen B. Kurtzman, Delv, L.P. (the "Partnership"), Trust FBO Ellen B. Kurtzman under The 2002 Farber Children's Trusts dated December 12, 2002 (the "EBK Trust"), Trust FBO David M. Farber under The 2002 Farber Children's Trusts dated December 12, 2002 (the "DMF Trust," and together with the EBK Trust, the "Children's Trusts"), The Jack Farber 2003 Irrevocable Trust dated December 15, 2003 (the "Jack Farber Trust") and The Vivian Farber 2003 Irrevocable Trust dated December 15, 2003 (the "Vivian Farber Trust") with respect to the common stock, par value $.10 per share ("Common Stock") of CSS Industries, Inc., a Delaware corporation ("CSS").

Item 5.           INTEREST IN SECURITIES OF THE ISSUER

                  Ellen B. Kurtzman may be deemed to beneficially own 2,858,047 shares of Common Stock (23.9 percent of the issued and outstanding Common Stock of CSS, based upon information provided by the Company in its Form 10-Q for the quarter ended September 30, 2004 indicating that 11,943,592 shares of Common Stock were issued and outstanding on October 28, 2004). Of that amount, she has sole voting and investment power with regard to 2,352,780 shares and shared voting and investment power with regard to 505,267 shares. The shares as to which Ellen B. Kurtzman has sole voting and investment power are as follows:

         o     161,587 shares of Common Stock owned directly.

         o 136,776 shares of Common Stock held by the Farber Family Charitable Lead Annuity Trust (the "Farber Charitable Trust"), of which Ellen B. Kurtzman is the sole trustee.

         o 750,000 shares of Common Stock (6.3 percent of the issued and outstanding Common Stock of CSS) owned by the Partnership. Ellen
               B. Kurtzman exercises voting and investment power through Delv, Inc. (the "General Partner"), a Delaware corporation and general partner of the Partnership, which has the sole voting and investment power with regard to the shares of Common Stock owned by the Partnership. One-half of the outstanding common stock of the General Partner is held by each of the Children's Trusts, for which Ellen B. Kurtzman serves as sole trustee. As a result, the Children's Trusts may be deemed to have shared voting and investment power with regard to the 750,000 shares held by the Partnership. Ellen B. Kurtzman also is the sole director of the General Partner and serves as the President, Secretary and Treasurer of the General Partner. In that capacity, Ellen B. Kurtzman has the power to act on behalf of the General Partner to vote and dispose of shares held by the Partnership. The General Partner holds a 0.1 percent interest in the Partnership, and the remaining 99.9 percent interest in the Partnership is owned by the 2003 Farber Family Trust (the "2003 Trust"), of which Ellen
               B. Kurtzman is the sole trustee. Because the limited partners of the Partnership, in their capacity as limited partners, do not have power to vote or dispose of the shares of Common Stock held by the Partnership, the 2003 Trust is not deemed to have voting or investment power with respect to the Common Stock held by the Partnership. The 2003 Trust does not otherwise have voting or investment power with respect to any shares of Common Stock.

CUSIP No. 178666 10 3            SCHEDULE 13D               Page 9 of 13 Pages
_______________________________________________________________________________


         o 865,151 shares (7.2 percent of the issued and outstanding stock of CSS) held by the Jack Farber Trust, of which Ellen B. Kurtzman is the sole trustee and Jack Farber is the sole beneficiary.

         o 351,042 shares held by the Vivian Farber Trust, of which Ellen B. Kurtzman is the sole trustee and Vivian Farber is the sole beneficiary.

                  Ellen B. Kurtzman may also be deemed to have sole voting and investment power with respect to 88,224 shares held by the Farber Family Foundation, Inc., a charitable foundation (the "Farber Family Foundation"). As a matter of policy, the Farber Family Foundation does not vote the shares of Common Stock that it owns. Although she is including shares held by the Farber Family Foundation in her beneficial ownership for purposes of this Amendment No. 3, Ellen B. Kurtzman continues to disclaim any beneficial ownership in the shares held by the Farber Family Foundation.

                  In addition, Ellen B. Kurtzman shares voting and investment power with respect to the following shares of common stock:

         o 83,475 shares of Common Stock owned by trusts for the benefit of two of her children, for which she serves as co-trustee with her mother.

         o 176,292 shares of Common Stock owned by two trusts (the "Two Trusts"), one for the benefit of her son and one for the benefit of her nephew, for which she serves as co-trustee with her brother.

                  Ellen B. Kurtzman may also be deemed to share voting and investment power with regard to 245,500 shares owned by the Farber Family Foundation. Ellen B. Kurtzman, Jack Farber, her father, Vivian Farber, her mother and David M Farber, her brother are members, officers and directors of the Farber Family Foundation. As noted above, as a matter of policy, the Farber Family Foundation does not vote the shares of Common Stock that it owns. Ellen
B. Kurtzman disclaims any beneficial ownership in the shares held by the Farber Family Foundation. Additional information relating to Jack Farber, Vivian Farber and David M. Farber is set forth in Appendix A to this schedule.

CUSIP No. 178666 10 3            SCHEDULE 13D               Page 10 of 13 Pages
_______________________________________________________________________________


                  On November 8, 2004, the Jack Farber Trust contributed 50,000 shares of Common Stock to each of the Farber Family Foundation and Jack Farber. On December 13, 2004, the Farber Charitable Trust contributed 42,502 shares of Common Stock to the Farber Family Foundation. Ellen B. Kurtzman has sole voting and investment power with respect to the 42,502 shares contributed to the Farber Family Foundation. In addition, subsequent to the filing date of Amendment No. 2 to the Schedule 13D, Ellen B. Kurtzman sold an aggregate of 70,000 shares of Common Stock, as follows:

                                             Number                 Price
               Date of Sale                 of Shares           of Share ($)
               ------------                 ---------           ------------

              June 4, 2004                   1,000                  34.70
              June 4, 2004                   1,000                  34.74
              June 4, 2004                   1,000                  34.75
              June 4, 2004                   1,400                  34.76
              June 4, 2004                   1,100                  34.77
              June 4, 2004                   1,500                  34.78
              June 4, 2004                   2,000                  34.80
              June 4, 2004                   1,000                  34.85
              June 7, 2004                     500                  34.64
              June 7, 2004                     800                  34.49
              June 8, 2004                   3,300                  34.24
              June 8, 2004                   1,400                  34.29
              June 8, 2004                     100                  34.30
              June 9, 2004                   3,900                  34.00
              June 14, 2004                    300                  35.14
              June 14, 2004                    700                  35.15
              June 14, 2004                    500                  35.19
              June 15, 2004                  1,100                  35.10
              June 16, 2004                  2,500                  35.00
              June 16, 2004                    700                  35.05
              June 16, 2004                    100                  35.07
              June 16, 2004                    200                  35.09
              June 17, 2004                  1,000                  34.90
              June 17, 2004                  1,000                  34.93
              June 18, 2004                  1,900                  35.00
              June 21, 2004                  4,000                  34.78
              June 22, 2004                  1,000                  34.70
              June 22, 2004                  1,400                  34.78
              June 22, 2004                    100                  34.79
              June 22, 2004                    200                  34.85
              June 23, 2004                    800                  34.85
              June 23, 2004                  2,500                  34.99
              June 28, 2004                    500                  35.60

CUSIP No. 178666 10 3            SCHEDULE 13D               Page 11 of 13 Pages
_______________________________________________________________________________


              June 28, 2004                    300                  35.49
              June 29, 2004                  4,800                  35.02
              June 29, 2004                    200                  35.05
              June 29, 2004                  1,000                  35.19
              June 30, 2004                    600                  35.03
              July 1, 2004                   1,900                  34.70
              July 1, 2004                     400                  34.71
              July 1, 2004                     300                  34.73
              July 6, 2004                   1,500                  34.55
              July 6, 2004                   2,300                  34.60
              July 7, 2004                   6,000                  34.40
              July 7, 2004                     100                  34.41
              July 7, 2004                     100                  34.59
              July 15, 2004                  3,000                  34.00
              July 15, 2004                  1,500                  34.03
              July 15, 2004                  1,500                  34.05
              July 15, 2004                  1,000                  34.10
              July 15, 2004                    200                  34.27
              July 15, 2004                  1,600                  34.40
              July 15, 2004                    400                  34.42
              July 15, 2004                    200                  34.43
              July 15, 2004                    200                  34.44
              July 15, 2004                    400                  34.51


All of these transactions were effected in the public trading markets pursuant to a plan intended to comply with Rule 10b5-1(c) under the Securities Exchange Act.

CUSIP No. 178666 10 3            SCHEDULE 13D               Page 12 of 13 Pages
_______________________________________________________________________________


                                    SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                             ELLEN B. KURTZMAN
                             ------------------------------
                             Ellen B. Kurtzman


                             DELV, L.P.

                             By:   DELV, INC., its General Partner

                                   By:    ELLEN B. KURTZMAN
                                          --------------------------------------
                                          Ellen B. Kurtzman, President


                             TRUST FBO ELLEN B. KURTZMAN UNDER THE 2002 FARBER CHILDREN'S TRUSTS DATED DECEMBER 12, 2002

                             By:   ELLEN B. KURTZMAN
                                   ---------------------------------
                                   Ellen B. Kurtzman, Trustee


                             TRUST FBO DAVID M. FARBER UNDER THE 2002 FARBER CHILDREN'S TRUSTS DATED DECEMBER 12, 2002

                             By:   ELLEN B. KURTZMAN
                                   ---------------------------------
                                   Ellen B. Kurtzman, Trustee


                             THE JACK FARBER 2003 IRREVOCABLE TRUST DATED
                             DECEMBER 15, 2003

                             By:   ELLEN B. KURTZMAN
                                   ---------------------------------
                                   Ellen B. Kurtzman, Trustee


                             THE VIVIAN FARBER 2003 IRREVOCABLE TRUST DATED DECEMBER 15, 2003

                             By:   ELLEN B. KURTZMAN
                                   ---------------------------------
                                   Ellen B. Kurtzman, Trustee


Date: January 14, 2005

CUSIP No. 178666 10 3            SCHEDULE 13D               Page 13 of 13 Pages
_______________________________________________________________________________

                                   APPENDIX A


                                                                           Present principal occupation or employment
                                                                          and name, principal business and address of
                                                                            any corporation or other organization in
                                                                               which such employment is conducted
                 Name                            Address
     -----------------------------     -----------------------------     -----------------------------------------------
     Jack Farber                       CSS Industries, Inc.              Chairman of the Board of Directors, CSS
                                       1845 Walnut Street                Industries, Inc. (the issuer - a manufacturer
                                       Philadelphia, PA 19103            and seller of seasonal and social expression
                                                                         products), 1845 Walnut Street, Philadelphia,
                                                                         PA 19103


     Vivian Farber                     3056 Miro Drive North             Private investor
                                       Palm Beach Gardens, FL 33410


     David M. Farber                   Marshall Auto Sales               President, Marshall Auto Sales (an automobile
                                       6050 Old York Road                dealer), 6050 Old York Road, Philadelphia, PA
                                       Philadelphia, PA 19141            19141


During the last five years, none of the persons listed above have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the persons listed above was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandatory activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

All of the persons listed above are United States citizens.